Royal Bank of Canada
200 Bay Street Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

July 22, 2013

Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, NE.,
Washington, D.C. 20549.

Attention:  Suzanne Hayes, Assistant Director; Michael Seaman; Ramin Olson

Re:	Royal Bank of Canada – Registration Statement on Form F-3 (File No. 333-189888)

Ladies and Gentlemen:

Royal Bank of Canada (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement, as amended by the Amendment (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 2:00 p.m. on July 23, 2013 or as soon as practicable thereafter.  Prior to 12:00 p.m. on July 23, 2013, the Registrant expects to file its Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement or relieve the Registrant of its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROYAL BANK OF CANADA

By	/s/ James Salem
James Salem
Executive Vice-President and Treasurer